Exhibit 99.1

VivoPower International PLC Announces Pricing of $5.5 Million Registered Direct Offering

LONDON, July 29, 2022 (GLOBE NEWSWIRE) -- VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) today announced that it has entered into a definitive agreement with a single U.S. institutional investor for the purchase and sale of 4,230,770 ordinary shares of the Company (or ordinary share equivalents in lieu thereof) at an offering price of $1.30 per share, for gross proceeds of approximately $5.5 million before deducting fees and other estimated offering expenses, pursuant to a registered direct offering. The Company has also agreed to issue to the investor, in a concurrent private placement, unregistered warrants to purchase up to 4,230,770 of the Company’s ordinary shares. The warrants will have an exercise price of $1.30 per ordinary share, will be exercisable on the six-month anniversary of the issuance date and will expire five years from initial exercise date.

The closing of the offering is expected to occur on or about August 2, 2022, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering to hire additional engineering talent, progress the scale up of assembly and production capabilities in key markets globally and for general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

This offering of the ordinary shares is being made pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-251304), previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A final prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The warrants described above are being issued in a concurrent private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares underlying such warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology, and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that refer to the timing and completion of the offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the SEC. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell